Exhibit 99.1

Date: December 27, 2022

FUTU HOLDINGS LIMITED

11/F, Bangkok Bank Building

No. 18 Bonham Strand W, Sheung Wan

Hong Kong S.A.R., People’s Republic of China

Re: FUTU HOLDINGS LIMITED

Ladies and Gentlemen,

We understand that FUTU HOLDINGS LIMITED (the “Company”) filed a registration statement on Form F-3 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”).

We hereby consent to the references to our name and the inclusion of information, data and statements from our research reports and amendments thereto (collectively, the “Reports”), and any subsequent amendments to the Reports, as well as the citation of our research reports and amendments thereto, in the Registration Statement and any amendments, prospectus supplements, or documents incorporated by reference thereto, in any other future filings with the SEC by the Company, including, without limitation, filings on Form 20-F or Form 6-K or other SEC filings (collectively, the “SEC Filings”), on the websites of the Company and its subsidiaries and affiliates, in institutional and retail road shows and other activities in connection with the Registration Statement (including any prospectus supplement thereto), and in other publicity materials.

We further hereby consent to the filing of this letter as an exhibit to the Registration Statement and any amendments thereto and as an exhibit to any other SEC Filings.

Yours faithfully,
For and on behalf of
China Insights Industry Consultancy Limited

/s/ Leon Zhao
Name: Leon Zhao
Title/Position: Partner